Exhibit 2.8

                                  Form 51-102F3
                             MATERIAL CHANGE REPORT

1.   Name and Address of Company

     KATANGA MINING LIMITED
     15 Golden Square
     London, England W1F 9JG

2.   Date of Material Change

     April 28, 2009

3.   News Release

     A news release was issued on April 28, 2009 through the facilities of Marketwire and subsequently filed on SEDAR.

4.   Summary of Material Change

     Katanga Mining Limited (TSX - KAT) ("Katanga" or the "Company") announced that it has entered into a Bridge Loan Agreement and a Transaction Agreement with Glencore Finance (Bermuda) Limited ("Glencore"). These agreements provide for a non-convertible bridge loan facility of US$50 million (the "Bridge Loan") repayable June 30, 2009 and a rights offering via prospectus by Katanga to raise at least US$250 million (the "Rights Offering" and, together with the Bridge Loan, the "Transactions"). The Rights Offering includes a standby commitment by Glencore to subscribe for such number of common shares ("Shares") at the conclusion of the Rights Offering as is necessary to ensure that Katanga raises US$250 million (the "Standby Commitment") under the Rights Offering.

5.   Full Description of Material Change

     Katanga announced that it has entered into a Bridge Loan Agreement and a Transaction Agreement with Glencore. These agreements provide for a Bridge Loan repayable June 30, 2009 and Rights Offering. The Rights Offering includes a standby commitment by Glencore to subscribe for such number of Shares at the conclusion of the Rights Offering as is necessary to ensure that Katanga will raise at least US$250 million as a result of the Rights Offering.

     The Bridge Loan and Rights Offering are intended to improve Katanga's financial position, address Katanga's critical solvency concerns, fund completion of Phase 2 of the Project (as defined below) and allow for the ramp-up of production. The Transactions represent the culmination of a six-month process by Katanga to resolve its serious financial difficulties.


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     The Bridge Loan will address Katanga's immediate solvency risk as the funds are urgently required in order to fund the ongoing operations of the Company. The Rights Offering will address Katanga's requirement for an additional US$250 million in capital (as set out in press releases dated December 24, 2008, January 12, 2009, February 11, 2009, and March 31, 2009,
     the Management Information Circular dated December 15, 2008, and the Management's Discussion and Analysis for the year ended December 31, 2008). In addition to repaying the Bridge Loan, the funds received under the Rights Offering will provide funding to complete Phase 2 of the Project and to provide working capital for the ramp-up of production, although further funding will be required to complete further phases of the Project, as described in the Technical Report dated March 17, 2009. Glencore has agreed that it will, within three business days after the mailing of the final prospectus in respect of the Rights Offering, exercise its rights
     ("Rights") and subscribe for Shares under the Rights Offering in advance of the final closing of the Rights Offering (the "Early Liquidity Closing"). The Bridge Loan will be repaid out of these subscription proceeds.

     Background to the Transactions

     As previously disclosed, Katanga has experienced serious financial difficulties since at least the third quarter of 2008. On January 12, 2009, Glencore provided an additional US$100 million in debt financing to Katanga through the amendment and restatement of its existing US$150 million exchangeable credit facility (as amended, the "Facility"). Although third parties were provided with the right to purchase interests in the Facility, only RP Explorer Master Fund and its affiliates, and Lora Enterprises Limited, elected to purchase a portion of the Facility (effective February 9, 2009).

     Since November 2008, Katanga has made diligent and concerted efforts to obtain funding commitments from new, unrelated investors in order to ensure its continued solvency and allow it to execute its development program, including an active process conducted by its financial advisor. Approaches were made to a total of twelve potential investors. In order to address interim funding pending the consideration of a transaction with one or more of these investors, Katanga approached Glencore to provide interim financing. Over the course of the negotiations and, in the absence of the receipt of any acceptable offers from the third parties to provide the required US$250 million to the Company, negotiations expanded to include the provision of a US$250 million equity investment by Glencore.

     On March 18, 2009, Katanga established a special committee (the "Special Committee") comprised of independent directors (i.e. directors who were not appointed pursuant to relationship agreements with major shareholders (being Terry Robinson and Robert Wardell)) to consider offers to provide financing to the Company, and, specifically, the equity proposal received from Glencore. Negotiations with Glencore were conducted by independent members of senior management, its financial advisor and its legal advisors, Norton Rose LLP and Cassels Brock & Blackwell LLP, overseen by the Special Committee, and the Special Committee reported back only to unconflicted directors. The Special Committee, independent members of management, legal advisors and financial advisor actively negotiated with Glencore in respect of the terms of the Transactions.

     The Special Committee and the Board of Katanga considered a number of factors in approving the Transactions, including the following:

     (a) the fact that the Company is currently in severe financial distress and has an immediate need for committed funding in the amount of approximately US$50 million in order to pay current obligations and fund ongoing operations;


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     (b)  the fact that the Company requires a total of US$250 million in financing in order to ensure its continued solvency and successful completion of Phase 2 of the Kamoto/Dima mining project (the "Project") and ramp-up of production;

     (c) that, in order to continue trading, the Board of Katanga must be convinced that both the interim and long-term funding through to the completion of Phase 2 of the Project are certain and will be available when required. Glencore's commitment to provide the Bridge Loan and to complete the early exercise of its Rights in connection with the Rights Offering provides that certainty;

     (d) that a broad market canvass conducted by Katanga's financial advisor over a period of six months has failed to identify any other potential investors that are prepared to make a firm proposal to provide financing on terms that are as certain as those provided by Glencore;

     (e) that shareholders will be entitled to preserve their pro rata interest in the Company through the exercise of Rights;

     (f) that shareholders who wish to increase their shareholding in the Company will be able to do so via their exercise of the additional subscription privilege, assuming that all of the Rights are not exercised; and

     (g) that the provision of the Standby Commitment by Glencore ensures the Company will raise at least US$250 million which will, in turn, cause the Facility to be mandatorily exchanged into Shares, thereby reducing the amount of debt on the Company's balance sheet.

     Completion of the Rights Offering is, among other things, subject to the approval of the Toronto Stock Exchange (the "TSX") and the issuance of a receipt by applicable securities regulatory authorities for the final prospectus.

     Bridge Loan

     Concurrently with the execution of the Transaction Agreement, Katanga executed the Bridge Loan Agreement with respect to the Bridge Loan, pursuant to which its subsidiaries Katanga Mining Finance Limited and Kamoto Copper Company SARL may draw (subject to the conditions thereof) two stand-by secured bridge facilities in an aggregate amount of up to US$50 million from Glencore. Subject to satisfaction of conditions precedent, the Bridge Loan will be available for drawdown immediately. The Bridge Loan may be drawn as needed to fund (together with other cash available to Katanga and its subsidiaries (the "Group")) the cash flow requirements of the Group from the start of the availability period until June 30, 2009.

     The Bridge Loan will bear an aggregate interest rate of 8% per year, and is repayable in full on June 30, 2009. The Bridge Loan will be repaid out of the first proceeds of the Rights Offering.


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

     Katanga is not required to obtain a formal valuation under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") with respect to the Bridge Loan Agreement because the Bridge Loan is a related party transaction described in paragraph (j) of the definition of "related party transaction" in MI 61-101. Section 5.4(1) of MI 61-101 provides that only related party transactions described in paragraphs (a) to (g) of the definition of related party transaction are subject to the formal valuation requirement. Katanga is exempt from the minority approval requirement of MI 61-101 in respect to the Bridge Loan pursuant to Section 5.7(1)(f) of MI 61-101 because, among other things, the Bridge Loan Agreement was negotiated on an arm's length basis and does not involve an equity or voting component.

     Katanga will file a material change report as soon as practicable after issuing this press release. The material change report will be filed fewer than 21 days before the closing of the Bridge Loan. The timing of the material change report is, in Katanga's view, both necessary and reasonable because the terms of the Transactions were approved by Katanga's Board on April 24, 2009 and, as discussed above, Katanga requires immediate funding to address its critical liquidity requirements.

     Rights Offering

     Pursuant to the Rights Offering, Katanga will raise gross proceeds of at least US$250 million through the offering of transferable Rights to eligible shareholders to subscribe for Shares at a subscription price per Share determined by Katanga's Board, provided that it will not be less than the U.S. dollar equivalent of the market price of the Shares less a 25% discount, subject to TSX rules. The record date and subscription price for the Rights Offering will be determined at the time of the filing of the final prospectus in respect of the Rights Offering. Each Right will entitle the holder thereof to subscribe for a number of Shares which will also be determined at the time of the filing of the final prospectus, such ratio to be calculated with the intention that Katanga raises at least US$250 million.

     Shareholders that fully exercise their Rights will be entitled to subscribe for additional Shares, if available, that were not subscribed for by other Rights holders. The preliminary prospectus in respect of the Rights Offering will be filed shortly, and it is anticipated that the Rights will be offered in all provinces and territories of Canada and in certain other jurisdictions outside of Canada, where permitted. The Rights will be transferable over the TSX and will be exercisable for 21 days following the date of mailing of the final prospectus.

     Glencore will provide the Standby Commitment to subscribe for such number of Shares at the conclusion of the Rights Offering as is necessary to ensure that Katanga raises at least US$250 million under the Rights Offering. Glencore has agreed that it will exchange its interest in the Facility into Shares in accordance with the terms thereof prior to the record date of the Rights Offering. In addition, Glencore will, as soon as practicable after the commencement of the Rights Offering, exercise the basic subscription privilege associated with its Rights in order to provide immediate liquidity to Katanga. As consideration for providing the Standby Commitment, the parties have agreed that Glencore will be entitled to a fee at closing of the Rights Offering equal to 4% of the amount by which US$250 million exceeds the gross proceeds received by Katanga from Glencore pursuant to Glencore's basic subscription privilege, payable by the issuance of Shares (the number of Shares to be calculated with a price per Share of US$0.2971).


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

     Katanga is not required to obtain a formal valuation or seek minority approval under MI 61-101 in connection with the Rights Offering because
     Section 5.1(k) of MI 61-101 exempts the application of MI 61-101 provided that holders of Shares in Canada are treated identically on a per security basis and the standby commitment provided by Glencore in connection with the Offering complies with National Instrument 45-101 - Rights Offerings. The Rights Offering satisfies these requirements and therefore is exempt from MI 61-101.

     Under the terms of relationship agreements between the Company and certain of its major shareholders, those shareholders may, depending on their shareholding after completion of the Rights Offering, lose their directors appointment rights. Consequently, certain directors have entered into conditional resignation letters providing for their resignation on or after Early Liquidity Closing.

     Forward-looking Information

     This material change report contains "forward-looking information" within the meaning of Canadian securities legislation, concerning the business, operations and financial performance and condition of Katanga. Forward-looking statements include, but are not limited to, the need for the Company to obtain additional equity or debt financing. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled estimates", "forecasts", "intends", "anticipates", "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may, "could", "would", "might", "will" or "will be taken", "occur", or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Katanga to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to failure to obtain additional equity or debt financing within a reasonable time period; unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined; future prices of copper and cobalt; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; political unrest and insurrection; acts of terrorism; accidents, labor disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed herein or referred to in the current annual information form of the Company filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Katanga has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Katanga does not undertake to update any forward-looking statements that are incorporated herein, except in accordance with applicable securities laws.

6.   Reliance on subsection 7.1(2) of National Instrument 51-102

     Not applicable

7.   Omitted Information

     No significant facts have been omitted from this report.

8.   Executive Officer

     Nick Brodie, Chief Financial Officer +44 20 7440 5800.

9.   Date of Report

     May 1, 2009


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